

Via fax (650) 969-6121

October 21, 2010

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re:** **Lasercard Corporation**
> **Form 10-K for the Fiscal Year Ended April 2, 2010**
> **Filed June 15, 2010**
> **File No. 000-06377**

Dear Mr. Vincenzi:

We have reviewed your letter dated September 30, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2010.

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 11. Executive Compensation (incorporated by reference to your definitive proxy statement filed July 30, 2010)

Compensation Discussion and Analysis, page 10

General

1. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each equity compensation levels in 2010. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made equity award determinations for the fiscal year for which

compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving that form of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202)-551-3477 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief